UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                                  PCCW LIMITED
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                                (Name of Issuer)

                       Ordinary Shares, par value HK$0.25
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                         (Title of Class of Securities)

                                   70454G207
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                                 (CUSIP Number)

                                    Luo Gang
          Building C, 156, Fuxingmennei Street, Beijing, 100031, China
                              Tel: 86-10-66169571
                              Fax: 86-10-66110009

                                    Copy to:

                               Gregory G.H. Miao
                    Skadden, Arps, Slate, Meagher & Flom LLP
                          30/F Tower Two, Lippo Center
                                  89 Queensway
                                   Hong Kong
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 1, 2005
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            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSP No.   70454G207
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1.       Names of Reporting Persons
                   I.R.S. Identification Nos. of above persons (entities only).

                    China Network Communications Group Corporation ...........
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)..................................................................

         (b) x................................................................
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3.       SEC Use Only ........................................................

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4.       Source of Funds (see Instructions)  BK and WC........................
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ..................................................
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6.       Citizenship or Place of Organization ................................
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                    People's Republic of China
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Number of            7.       Sole Voting Power  1,343,571,766................
Shares Bene-         ---------------------------------------------------------
ficially by          8.       Shared Voting Power  1,714,784,411..............
Owned by             ---------------------------------------------------------
Each                 9.       Sole Dispositive Power  1,343,571,766...........
Reporting            ---------------------------------------------------------
Person With          10.      Shared Dispositive Power  1,714,784,411.........
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,058,356,177* ......................................................
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ...........................................
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13.      Percent of Class Represented by Amount in Row (11) 45.5%.............
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14.      Type of Reporting Person (See Instructions)

         CO...................................................................

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* Except as set forth in Item 6, the Reporting Person disclaims beneficial ownership of any Shares held by the Substantial Shareholders.

Item 1.  Security and Issuer

This schedule relates to ordinary shares, par value HK$0.25, of PCCW Limited ("Shares"). PCCW Limited (the "Issuer") is a company incorporated in Hong Kong with limited liability with a registered office at 39th Floor, PCCW Tower, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Item 2.  Identity and Background

(a) This schedule is filed by China Network Communications Group Corporation (the "Reporting Person"), a state-owned enterprise established under the laws of the People's Republic of China ("PRC"). As a state-owned enterprise established in the PRC, the Reporting Person does not have a board of directors. The Reporting Person's executive officers (the "Officers") are Mr. Zhang Chunjiang (the President of the Reporting Person), Mr. Tian Suning, Mr. Zuo Xunsheng, Mr. Pei Aihua, Mr. Zhang Changsheng, Mr. Zhao Jidong and Mr. Zhang Xiaotie (each a Vice President of the Reporting Person).

(b) The business address for the Reporting Person and each Officer is Building C, 156, Fuxingmennei Street, Beijing, 100031, China.

(c) The Reporting Person is a state-owned enterprise established in the PRC. The principal activities of the Reporting Person are (i) the ownership of approximately 70.5% interest in China Netcom Group Corporation (Hong Kong) Limited (which is a company incorporated in Hong Kong whose shares are listed and traded on the Hong Kong Stock Exchange and the New York Stock Exchange, and which is a leading fixed-line telecommunications operator in the PRC and a leading international data communications operator in the Asia Pacific region) and (ii) the ownership of fixed-line telecommunications networks which are outside of the northern and southern service regions of the networks operated by China Netcom Group Corporation (Hong Kong) Limited and the Reporting Person provides telecommunications services using those networks. Each Officer is principally employed by the Reporting Person.

(d) Neither the Reporting Person nor any Officer has been convicted in a criminal proceeding during the last five years.

(e) During the past five years neither the Reporting Person nor any Officer has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) The Reporting Person is a state-owned enterprise established in the PRC and each of the Officers is a citizen of the PRC.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Subscription Agreement dated January 19, 2005 (the "Subscription Agreement") among the Issuer, the Reporting Person and China Netcom Group Corporation (BVI) Limited, a whole-owned subsidiary of the Reporting Person (the "Subscriber"), the Subscriber conditionally agreed to subscribe for 1,343,571,766 new Shares, par value HK$0.25, at a price of HK$5.90 per share (the "Subscribed Shares"), representing approximately 25% of the Issuer's then-issued share capital and approximately 20% of the Issuer's issued share capital as enlarged by the allotment and issuance of the Subscribed Shares.

The Reporting Person paid an aggregate subscription price of approximately US$1 billion for the Subscribed Shares upon the completion of the subscription on April 1, 2005 ("Completion"). Approximately 20% of the subscription price was paid from the Reporting Person's working capital and the rest of the subscription price was paid from US$800 million borrowed by the Reporting Person from four banks pursuant to loans made in the ordinary course of the business of the lending banks. The Reporting Person entered into (i) a Foreign Currency Loan Facility dated March 17, 2005 with China Construction Bank, Beijing Branch, Qianmen Sub-branch, pursuant to which the Reporting Person borrowed US$150 million at an annual interest rate of USD 6-month LIBOR plus 0.9%, due March 16, 2010, (ii) a Loan Agreement dated March 17, 2005 with Communications Bank, Beijing Branch, pursuant to which the Reporting Person borrowed US$150 million at an annual interest rate of USD 6-month LIBOR plus 0.8%, due March 17, 2008 and (iii) a Loan Agreement dated March 14, 2005 with Bank of China Limited and Bank of China (Hong Kong) Limited, Shanghai Branch, pursuant to which the Reporting Person borrowed US$300 million from Bank of China Limited and US$200 million from Bank of China Corporation (Hong Kong) Limited, Shanghai Branch, both at an annual interest rate of USD 3-month LIBOR plus 0.8%, and half of the each amount borrowed from each of the two banks is due on March 17, 2009 and the other half on March 17, 2010 (collectively, the "Loan Agreements").

Translations of the Loan Agreements are attached as Exhibits 1, 2 and 3.

Item 4.  Purpose of Transaction

The Subscribed Shares have been acquired for strategic investment purposes. The Reporting Person intends to review its holdings on a continuing basis and retains the right to change its investment intent at any time. Depending on its evaluation of the Issuer's business and prospects, and on future developments including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, stock market and general economic conditions and other factors that the Reporting Person may deem relevant to its investment decision, the Reporting Person may acquire additional Shares, sell all or a portion of the Subscribed Shares, or maintain its position at its current level. Any such additional purchases or sales of the Shares may be in open-market or privately-negotiated transactions, or otherwise.

Pursuant to the Subscription Agreement, the Reporting Person will be entitled to subscribe for additional Shares, securities convertible or exchangeable into Shares and/or any warrants or other rights to subscribe for Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issuance (the "Reporting Person's Anti-Dilution Rights"). The prices and terms upon which the Reporting Person will be entitled to subscribe for such additional Shares, warrants or other rights will be the same as such equity or equity linked capital issuance are offered or made to third parties.

The term of the Reporting Person's Anti-Dilution Rights will be for three years from the Completion. If the Subscriber ceases to hold directly or indirectly at least 15% of the issued share capital of the Issuer or the Reporting Person ceases to hold at least 75% of the issued share capital of the Subscriber at any time during this period, the Reporting Person's Anti-Dilution Rights will terminate.

Pursuant to the Subscription Agreement, Mr. Zhang Chunjiang, Dr. Tian Suning and Dr. Fan Xingcha have been nominated as non-Executive Directors of the Issuer by the Reporting Person and appointed to the Board of Directors of the Issuer at Completion. Mr. Zhang, Dr. Tian and Dr. Fan have also been appointed to a number of committees of the Board of Directors of the Issuer with effect from April 1, 2005. Mr. Zhang Chunjiang has been appointed as a member of the Nomination Committee and the Regulatory Compliance Committee. Dr. Tian Suning has been appointed as a Deputy Chairman of the Board and a member of the Executive Committee and the Remuneration Committee. Dr. Fan Xingcha has been appointed as a member of the Finance and Management Committee. The Reporting Person has the right to nominate persons from time to time to replace any of these appointees.

Furthermore, pursuant to the Subscription Agreement, upon the Issuer's business operations in the PRC becoming a substantial part of the operations of the Issuer and its subsidiaries (the "Group"), the Reporting Person shall have the right to nominate one of its nominees on the Board of the Issuer to be a Co-Group Managing Director, subject to the nominee having requisite qualifications and experience and subject to the approval of the Board.

Except as set forth herein, neither the Reporting Person nor any Officer has any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Subscription Agreement is attached as Exhibit 4 and is incorporated in and made part of this schedule in its entirety by this reference.

Item 5.  Interest in Securities of the Issuer

(a) As of April 1, 2005, the Reporting Person beneficially owns 1,343,571,766 Shares, or 20% of the Shares outstanding (based on 6,717,891,827 Shares which is the total Shares outstanding according to information provided by the Issuer). The Reporting Person may be deemed to beneficially own 1,714,784,411 Shares held by the Substantial Shareholders (as defined below), or 25.5% of the Shares outstanding, pursuant to the Shareholders Agreements entered into by the Reporting Person and the Substantial Shareholders and described in Item 6 below. Except as set forth in Item 6, the Reporting Person disclaims beneficial ownership of any Shares held by the Substantial Shareholders. The Officers do not own any Issuer securities.

(b) The Reporting Person exercises sole power to vote or dispose of the 1,343,571,766 Shares that it beneficially owns. Pursuant to the Shareholders Agreements entered into by the Reporting Person and the Substantial Shareholders and described in Item 6 below, the Reporting Person may be deemed to share the power to vote or dispose of 1,714,784,411 Shares held by the Substantial Shareholders. Except as set forth in Item 6, the Reporting Person disclaims beneficial ownership of any Shares held by the Substantial Shareholders. The Officers do not have sole or shared voting or disparities power over any Shares.

(c) On January 19, 2005, the Issuer entered into a Anti-Dilution Agreement with each of Pacific Century Regional Developments Limited, a company incorporated in Singapore with limited liability and a shareholder of the Issuer ("PCRD"), Pacific Century Diversified Limited, a company incorporated in the Cayman Islands with limited liability and a shareholder of the Issuer ("PCD"), and Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Issuer (together with PCRD and PCD, the "Substantial Shareholders"), which granted each of the Substantial Shareholders certain anti-dilution rights that were substantially similar to the Reporting Person's Anti-Dilution Rights (the "Substantial Shareholders' Anti-Dilution Rights"). On February 7, 2005, the Issuer, the Reporting Person, the Subscriber and the Substantial Shareholders reached an agreement whereby the Substantial Shareholders agreed to terminate the Substantial Shareholders' Anti-Dilution Rights. The parties to the Subscription Agreement then entered into a Supplemental Agreement to remove the condition to Completion in the Subscription Agreement that the Substantial Shareholders' Anti-Dilution Rights be approved at an extraordinary general meeting of the Issuer.

In accordance with clause 4.4 of the Subscription Agreement, which entitles the Subscriber to assign all of its rights under the Subscription Agreement to a company that is wholly-owned by the Subscriber, the Subscriber has assigned all its rights, title and interest in, to and under the Subscription Agreement to China Netcom Corporation (BVI) Limited (the "Alternate Subscriber") by entering into a Deed of Assignment dated March 14, 2005 among the Issuer, the Reporting Person, the Subscriber and the Alternate Subscriber.

The Supplemental Agreement and Deed of Assignment are attached as Exhibits 5 and 6 and are incorporated in and made part of this schedule in their entirety by this reference.

Except as set forth in this schedule, neither the Reporting Person nor any Officer has effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 19, 2005, the Reporting Person entered into a Shareholders' Agreement with each of the Substantial Shareholders (collectively, the "Shareholders Agreements", and each, a "Shareholders Agreement"). The terms of each Shareholders Agreement are substantially similar and are described below.

Pursuant to the Shareholders Agreements, subject to certain customary exceptions, each Substantial Shareholder is subject to (i) an initial lock-in period commencing on the date of the Shareholders Agreements and ending on the date of Completion and (ii) a further lock-in period of 12 months from the date of Completion. The further lock-in period is conditional upon Completion. The Reporting Person may waive the lock-in in whole or in part. Each Substantial Shareholder has also undertaken to exercise its rights and powers and give all such instructions (including as a shareholder of the Issuer) to procure, so far as it is able, that the Issuer's obligations in connection with the Reporting Person's entitlements to nominate Board members and committee members are complied with from time to time for so long as the Reporting Person is entitled to exercise such rights in accordance with the Subscription Agreement.

The Shareholders Agreements are attached as Exhibits 7, 8 and 9 and are incorporated in and made part of this schedule in their entirety by this reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1: Foreign Currency Loan Facility dated March 17, 2005 between China Network Communications Group Corporation and China Construction Bank, Beijing Branch, Qianmen Sub-branch (English translation)

Exhibit 2: Loan Agreement dated March 17, 2005 between China Network Communications Group Corporation and Communications Bank, Beijing Branch (English translation)

Exhibit 3: Loan Agreement dated March 14, 2005 among China Network Communications Group Corporation, Bank of China Limited and Bank of China (Hong Kong) Limited, Shanghai Branch (English translation)

Exhibit 4: Subscription Agreement dated January 19, 2005 among PCCW Limited, China Network Communications Group Corporation and China Netcom Group Corporation (BVI) Limited

Exhibit 5: Supplemental Agreement dated February 7, 2005 among PCCW Limited, China Network Communications Group Corporation and China Netcom Group Corporation (BVI) Limited

Exhibit 6: Deed of Assignment dated March 14, 2005 among PCCW Limited, China Network Communications Group Corporation, China Netcom Group Corporation (BVI) Limited and China Netcom Corporation (BVI) Limited

Exhibit 7: Shareholders' Agreement dated January 19, 2005 between China Network Communications Group Corporation and Pacific Century Regional Developments Limited

Exhibit 8: Shareholders' Agreement dated January 19, 2005 between China Network Communications Group Corporation and Pacific
                  Century Diversified Limited

Exhibit 9: Shareholders' Agreement dated January 19, 2005 between China Network Communications Group Corporation and Pacific
                  Century Group Holdings Limited

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 11, 2005



                                    CHINA NETWORK COMMUNICATIONS GROUP
                                    CORPORATION



                                    By: /s/  Zhang Chunjiang
                                       ----------------------------------
                                       Name:  Zhang Chunjiang
                                       Title: President